KRAMER LEVIN NAFTALIS & FRANKEL LLP

                                                     THOMAS D. BALLIETT
                                                                               PARTNER
                                                                               PHONE 212-715-9164
                                                                               FAX 212-715-8164
                                                                               TBALLIETT@KRAMERLEVIN.com

                May 24, 2006

VIA EDGAR AND FEDERAL EXPRESS

Ms. Jennifer R. Hardy
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:  WCI Steel, Inc.
    Form T-3, as amended
    File No. 22-28808

Dear Ms. Hardy:

On behalf of WCI Steel, Inc. (the “Company”), we provide the Company’s response to the comment letter dated May 15, 2006, received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission. For your convenience, the Staff’s comments have been repeated below in their entirety, with the response to the comment set out immediately below such comment. The response described below is contained in Amendment No. 2 to the Form T-3 (“Amendment No. 2”), which is being filed simultaneously with this letter. We have also enclosed three (3) courtesy copies of Amendment No. 2, each of which has been marked against Amendment No. 1 to the Form T-3 filed on May 12, 2006.

Item 2. Securities Act exemption applicable, page 2

1.
In the second paragraph, the parenthetical “as defined in the Plan” should be eliminated and the disclosure should be modified to explain what you mean. Similar revisions should be made elsewhere in the Form T-3, as appropriate.

Response:

Please see the revised disclosure reflected on page 2 of Amendment No. 2.

KRAMER LEVIN NAFTALIS & FRANKEL

Securities and Exchange Commission
May 24, 2006

Should you have any questions regarding this response, please contact me at (212) 715-9164.

Sincerely,

/s/ Thomas D. Balliett
Thomas D. Balliett

Enclosures

cc:	Cynthia B. Bezik, WCI Steel, Inc.
        Dennis J. White, McDermott Will & Emery LLP